02037191

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	8 09940 000-0809-940
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 13, 2002, Series 2002-NC1	~~333-47270~~ 0-29051

Name of Person Filing the Document
(If Other than the Registrant)

RECD S.E.C.
MAY 1 4 2002
1086

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE
INVESTORS, INC.

By: Michael M. McGovern
Name: Michael McGovern
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

ADDENDUM TO MATERIALS DATED May 6, 2002

$196,491,000 (approximate)
Merrill Lynch Mortgage Investors, Inc.
Mortgage Loan Asset Backed Certificates,
Series 2002-NC1

New Century Mortgage Corporation
Originator

Merrill Lynch Mortgage Capital Inc.
Seller

Merrill Lynch Mortgage Investors, Inc.
Depositor

Litton Loan Servicing LP
Servicer

May 7, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

NET WAC CAP RATE SCHEDULE

The following schedule sets forth a projection of the Net WAC Cap Rate as defined in page 17 of the Computational Materials dated May 6, 2002.

Month	Date	Net WAC Cap Rate
0	05/01/2002	
1	06/25/2002	6.6285%
2	07/25/2002	6.5936%
3	08/25/2002	6.5576%
4	09/25/2002	6.6490%
5	10/25/2002	6.6134%
6	11/25/2002	6.5763%
7	12/25/2002	6.6619%
8	01/25/2003	6.6250%
9	02/25/2003	6.5865%
10	03/25/2003	6.6710%
11	04/25/2003	6.6325%
12	05/25/2003	6.5928%
13	06/25/2003	6.6734%
14	07/25/2003	6.6348%
15	08/25/2003	6.5951%
16	09/25/2003	6.6787%
17	10/25/2003	6.6403%
18	11/25/2003	6.6008%
19	12/25/2003	6.6831%
20	01/25/2004	6.6448%
21	02/25/2004	6.6054%
22	03/25/2004	6.6926%
23	04/25/2004	6.6554%
24	05/25/2004	6.6610%
25	06/25/2004	6.7418%
26	07/25/2004	6.7038%
27	08/25/2004	6.6647%
28	09/25/2004	6.7456%
29	10/25/2004	6.7077%
30	11/25/2004	6.6687%
31	12/25/2004	8.1216%
32	01/25/2005	8.1211%
33	02/25/2005	8.1206%
34	03/25/2005	8.1202%
35	04/25/2005	8.1258%
36	05/25/2005	8.1310%
37	06/25/2005	8.1305%
38	07/25/2005	8.1300%
39	08/25/2005	8.1296%
40	09/25/2005	8.1291%
41	10/25/2005	8.1286%
42	11/25/2005	8.1281%
43	12/25/2005	8.1276%
44	01/25/2006	8.1271%
45	02/25/2006	8.1266%
46	03/25/2006	8.1262%
47	04/25/2006	8.1257%
48	05/25/2006	8.1252%
49	06/25/2006	8.1247%
50	07/25/2006	8.1242%
51	08/25/2006	8.1237%
52	09/25/2006	8.1232%
53	10/25/2006	8.1227%
54	11/25/2006	8.1222%
55	12/25/2006	8.1217%
56	01/25/2007	8.1212%
57	02/25/2007	8.1207%
58	03/25/2007	8.1202%
59	04/25/2007	8.1197%
60	05/25/2007	8.1192%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Asset Backed Securities Group

Laura Schwartz	(212) 449-2695
Demetrios Tsipras	(212) 449-9486
Vu Nguyen	(212) 449-1955
Christopher Koenig	(212) 449-9380

MBS/ABS Trading

Vince Mora	(212) 449-5320
Scott Soltas	(212) 449-3659
Brian Kane	(212) 449-3659
Terrance Mack	(212) 449-3659
Tracey Keegan	(212) 449-3659

Asset Backed Research

Dan Castro	(212) 449-1663
Glenn Costello	(212) 449-4457
Joshua Anderson	(212) 449-9622

ABS New Transaction

Computational Materials

ADDENDUM II TO MATERIALS DATED May 6, 2002

$196,491,000 (approximate)
Merrill Lynch Mortgage Investors, Inc.
Mortgage Loan Asset Backed Certificates,
Series 2002-NC1

New Century Mortgage Corporation
Originator

Merrill Lynch Mortgage Capital Inc.
Seller

Merrill Lynch Mortgage Investors, Inc.
Depositor

Litton Loan Servicing LP
Servicer

May 7, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

NET WAC CAP RATE SCHEDULE

The following schedule sets forth a projection of the Net WAC Cap Rate which is the weighted average of the interest rates on the Mortgage Loans minus the rates at which the trustee fee and the servicing fee are paid.

Month	Date	Net WAC Cap Rate
0	05/01/2002	
1	06/25/2002	8.0923%
2	07/25/2002	8.0906%
3	08/25/2002	8.0890%
4	09/25/2002	8.0875%
5	10/25/2002	8.0861%
6	11/25/2002	8.0849%
7	12/25/2002	8.0838%
8	01/25/2003	8.0829%
9	02/25/2003	8.0821%
10	03/25/2003	8.0814%
11	04/25/2003	8.0809%
12	05/25/2003	8.0805%
13	06/25/2003	8.0802%
14	07/25/2003	8.0798%
15	08/25/2003	8.0794%
16	09/25/2003	8.0790%
17	10/25/2003	8.0786%
18	11/25/2003	8.0783%
19	12/25/2003	8.0779%
20	01/25/2004	8.0775%
21	02/25/2004	8.0771%
22	03/25/2004	8.0798%
23	04/25/2004	8.0803%
24	05/25/2004	8.1247%
25	06/25/2004	8.1243%
26	07/25/2004	8.1238%
27	08/25/2004	8.1234%
28	09/25/2004	8.1229%
29	10/25/2004	8.1225%
30	11/25/2004	8.1220%
31	12/25/2004	8.1216%
32	01/25/2005	8.1211%
33	02/25/2005	8.1206%
34	03/25/2005	8.1202%
35	04/25/2005	8.1258%
36	05/25/2005	8.1310%
37	06/25/2005	8.1305%
38	07/25/2005	8.1300%
39	08/25/2005	8.1296%
40	09/25/2005	8.1291%
41	10/25/2005	8.1286%
42	11/25/2005	8.1281%
43	12/25/2005	8.1276%
44	01/25/2006	8.1271%
45	02/25/2006	8.1266%
46	03/25/2006	8.1262%
47	04/25/2006	8.1257%
48	05/25/2006	8.1252%
49	06/25/2006	8.1247%
50	07/25/2006	8.1242%
51	08/25/2006	8.1237%
52	09/25/2006	8.1232%
53	10/25/2006	8.1227%
54	11/25/2006	8.1222%
55	12/25/2006	8.1217%
56	01/25/2007	8.1212%
57	02/25/2007	8.1207%
58	03/25/2007	8.1202%
59	04/25/2007	8.1197%
60	05/25/2007	8.1192%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Asset Backed Securities Group

Laura Schwartz	(212) 449-2695
Demetrios Tsipras	(212) 449-9486
Vu Nguyen	(212) 449-1955
Christopher Koenig	(212) 449-9380

MBS/ABS Trading

Vince Mora	(212) 449-5320
Scott Soltas	(212) 449-3659
Brian Kane	(212) 449-3659
Terrance Mack	(212) 449-3659
Tracey Keegan	(212) 449-3659

Asset Backed Research

Dan Castro	(212) 449-1663
Glenn Costello	(212) 449-4457
Joshua Anderson	(212) 449-9622

ABS New Transaction

Computational Materials

$196,491,000 (approximate)
Merrill Lynch Mortgage Investors, Inc.
Mortgage Loan Asset Backed Certificates,
Series 2002-NC1

New Century Mortgage Corporation
Originator

Merrill Lynch Mortgage Capital Inc.
Seller

Merrill Lynch Mortgage Investors, Inc.
Depositor

Litton Loan Servicing LP
Servicer

May 6, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Summary

Computational Materials Dated May 6, 2002
MLMI Mortgage Loan Asset Backed Certificates
Series 2002-NC1
$196,491,000 Offered (Approximate)
Subject to Revision

DEAL STRUCTURE SUMMARY (6):

	A-1	A-IO	M-1	M-2	B-1	B-2
Expected Rating:						
Moody's:	Aaa	Aaa	Aa2	A2	Baa2	Baa3
Fitch:	AAA	AAA	AA	A	BBB	BBB-
S&P:	AAA	AAA	AA	A	BBB	BBB-
Amount:	$161,580,000	$58,400,000 (1)(2)	$13,964,000	$10,972,000	$7,481,000	$2,494,000
Coupon Type:	Floating(4)	Fixed(3)	Floating(4)	Floating(4)	Floating(4)	Floating(4)
Coupon:	[TBD]% (4)	5.00% (3)	[TBD]% (4)	[TBD]% (4)	[TBD]% (4)	[TBD]% (4)
Margin:	[TBD]% (5)	N/A	[TBD]% (5)	[TBD]% (5)	[TBD]% (5)	[TBD]% (5)
Avg. Life to 10% Call:	2.46	1.79	4.98	4.91	4.88	4.73
Avg. Life to Maturity:	2.67	1.79	5.48	5.35	5.14	4.74
Expected Payment Window						
To Call:	1-87	1-30	40-87	38-87	37-87	37-87
to Maturity:	1-194	1-30	40-160	38-144	37-122	37-90
Exp. Maturity Date:	08/09	11/04	08/09	08/09	08/09	08/09
Legal Final Mat. Date:						
Exp. Settlement Date:	5/16/2002	5/16/2002	5/16/2002	5/16/2002	5/16/2002	5/16/2002
Payment Delay:	0	24 days	0	0	0	0
Interest Payment Basis:	Act/360	30/360	Act/360	Act/360	Act/360	Act/360
Dated Date:	5/16/2002	05/01/2002	5/16/2002	5/16/2002	5/16/2002	5/16/2002
Expected Pricing Date:	5/09/2002	5/09/2002	5/09/2002	5/09/2002	5/09/2002	5/09/2002
Pricing Prepayment Speed						
ARM Loans:	28 CPR	28 CPR	28 CPR	28 CPR	28 CPR	28 CPR
Fixed Loans:	100 PPC	100 PPC	100 PPC	100 PPC	100 PPC	100 PPC

(1) The Class A-IO Certificates are interest only certificates and are not entitled to receive principal payments.
(2) Initial notional balance.
(3) The Class A-IO Certificates accrue interest at 5.00% per annum on the lesser of the scheduled A-IO notional balance and the principal balance of the Mortgage Loans as of the last day of the previous Due Period, as described herein.
(4) The lesser of (a) one-month LIBOR plus the related margin per annum and (b) 15.00% per annum, subject to the Net WAC Cap Rate.
(5) In the event that the Purchase Option is not exercised, the Class A-1 margin will increase 2x and the related margins on the Class M-1, M-2, B-1, and B-2 will increase 1.5x.
(6) Certificates are priced to a 10% Purchase Option. The pricing speed for the fixed rate collateral is 100% PPC (4% CPR in month one increasing by approximately an additional 1.818% each month to 24% CPR in month twelve, and remaining at 24% CPR thereafter). The pricing speed for the adjustable rate collateral is 28%CPR.

FOR INFORMATION CONCERNING CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT. CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS SET FORTH IN THE PROSPECTUS AND PROSPECTUS SUPPLEMENT.

The following are the assumed characteristics of the Loans as of the Cut-off Date.

ID	Aggregate Principal Balance ($)	Wtd. Avg. Original Term (mos.)	Wtd. Avg. Remaining Term (mos.)	Wtd. Avg. Mortgage Rate (%)	Wtd. Avg. Margin (%)	Wtd. Avg. Maximum Rate (%)	Wtd. Avg. Minimum Rate (%)	Months to Next Rate Adjustment	Initial Rate Cap (%)	Periodic Rate Cap (%)
1	493,254.08	360	357	9.163	6.801	16.163	9.163	21	1.500	1.500
2	162,512.93	360	357	9.500	6.350	16.500	9.500	21	1.500	1.500
3	5,673,159.33	360	357	8.759	6.752	15.759	8.759	21	1.500	1.500
4	9,647,532.79	360	358	9.054	6.660	16.015	9.054	22	1.480	1.480
5	1,737,262.52	360	358	8.842	6.821	15.842	8.842	22	1.500	1.500
6	53,804,290.51	360	358	8.729	6.605	15.729	8.729	22	1.500	1.500
7	470,756.70	360	358	9.421	6.530	16.421	9.421	22	1.500	1.500
8	123,341.94	360	358	8.250	6.350	15.250	8.250	22	1.500	1.500
9	8,923,572.72	360	359	8.669	6.575	15.669	8.669	23	1.500	1.500
10	2,550,384.49	360	359	9.047	6.738	16.047	9.047	23	1.500	1.500
11	56,690,931.25	360	359	8.595	6.632	15.595	8.595	23	1.500	1.500
12	67,890.73	360	359	10.990	7.100	17.990	10.990	23	1.500	1.500
13	177,192.37	360	359	8.490	6.350	15.490	8.490	23	1.500	1.500
14	258,320.53	360	359	7.899	6.867	14.899	7.899	23	1.500	1.500
15	152,097.93	360	358	11.486	7.133	18.486	11.486	34	1.500	1.500
16	325,981.02	360	358	10.350	7.100	17.350	10.350	34	1.500	1.500
17	837,351.47	360	358	7.940	6.908	14.940	7.940	34	1.500	1.500
18	3,033,786.61	360	358	8.619	6.625	15.619	8.619	34	1.500	1.500
19	460,965.71	360	359	8.524	6.381	15.524	8.524	35	1.500	1.500
20	141,891.95	360	359	7.375	6.350	14.375	7.375	35	1.500	1.500
21	204,887.78	360	359	8.990	6.990	15.990	8.990	35	1.500	1.500
22	1,302,985.23	360	359	7.918	6.595	14.918	7.918	35	1.539	1.500
23	160,516.75	120	119	9.044	*	*	*	*	*	*
24	2,740,350.24	180	178	9.019	*	*	*	*	*	*
25	576,035.40	180	179	8.237	*	*	*	*	*	*
26	1,861,174.80	180	179	8.523	*	*	*	*	*	*
27	956,599.23	240	239	8.976	*	*	*	*	*	*
28	143,539.03	240	238	8.500	*	*	*	*	*	*
29	393,328.85	240	239	8.998	*	*	*	*	*	*
30	94,269.84	300	299	8.580	*	*	*	*	*	*
31	302,719.52	300	299	9.284	*	*	*	*	*	*
32	8,653,903.62	360	358	8.817	*	*	*	*	*	*
33	750,175.07	360	359	8.450	*	*	*	*	*	*
34	8,683,903.79	360	359	7.786	*	*	*	*	*	*
35	6,550,797.98	360	359	7.938	*	*	*	*	*	*
36	116,923.46	360	359	8.125	*	*	*	*	*	*
37	20,257,289.63	360	358	8.217	*	*	*	*	*	*

PREPAYMENT SENSITIVITIES

Scenario	I WAL/Window	II WAL/ Window	III WAL/ Window	IV WAL/ Window	V WAL/ Window
To Call					
A-1	4.96 / 06/02 - 09/16	3.36 / 06/02 - 03/12	2.46 / 06/02 - 08/09	1.84 / 06/02 - 01/08	1.35 / 06/02 - 11/06
M-1	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.98 / 09/05 - 08/09	4.48 / 01/06 - 01/08	4.46 / 06/06 - 11/06
M-2	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.91 / 07/05 - 08/10	4.20 / 09/05 - 01/08	3.95 / 10/05 - 11/06
B-1	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.88 / 06/05 - 08/11	4.09 / 07/05 - 01/08	3.68 / 07/05 - 11/06
B-2	9.28 / 12/06 - 09/16	6.27 / 06/05 - 03/12	4.73 / 06/05 - 08/12	3.93 / 06/05 - 01/08	3.50 / 06/05 - 11/06
To Maturity					
A-1	5.31 / 06/02 - 04/29	3.64 / 06/02 - 07/23	2.67 / 06/02 - 07/18	2.00 / 06/02 - 02/15	1.46 / 06/02 - 09/12
M-1	10.39 / 12/06 - 05/26	7.12 / 06/05 - 02/20	5.48 / 09/05 - 09/15	4.87 / 01/06 - 11/12	5.14 / 01/06 - 10/10
M-2	10.29 / 12/06 - 08/24	7.03 / 06/05 - 05/18	5.35 / 07/05 - 05/14	4.54 / 09/05 - 10/11	4.23 / 09/05 - 12/09
B-1	10.00 / 12/06 - 10/21	6.80 / 06/05 - 12/15	5.14 / 06/05 - 07/12	4.28 / 07/05 - 04/10	3.85 / 07/05 - 10/08
B-2	9.29 / 12/06 - 03/17	6.28 / 06/05 - 07/12	4.74 / 06/05 - 11/09	3.93 / 06/05 - 03/08	3.51 / 06/05 - 02/07

Scenario	I	II	III	IV	V
ARMS:	14% CPR	21% CPR	28% CPR	35% CPR	42% CPR
FRMS:	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC

General

Series:	Merrill Lynch Mortgage Investors, Inc., Series 2002-NC1
Originator:	New Century Mortgage Corporation
Seller:	Merrill Lynch Mortgage Capital Inc.
Depositor:	Merrill Lynch Mortgage Investors, Inc.
Servicer:	Litton Loan Servicing LP
Trustee:	Wells Fargo Bank Minnesota, National Association
Sole Underwriter:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Offered Certificates:	Class A-1 and Class A-IO ("Class A Certificates"), Class M-1 and Class M-2 ("Class M Certificates") and Class B-1 and Class B-2 ("Class B Certificates").
Denominations:	$100,000 minimum and integral multiples of $1,000 in excess thereof.
Non-Offered Certificates:	Class C, Class P and Class R
Cut-Off Date:	Close of business May 1, 2002
Exp. Pricing:	On or about May 9, 2002
Exp. Settlement:	On or about May 16, 2002. The Certificates (other than Class A-IO) settle with no accrued interest.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day), commencing on June 25, 2002.
Day Count:	Actual/360 for Class A-1, M and B 30/360 for Class A-IO
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Accrual Period:	For Classes A-1, M and B, interest will accrue from the most recent Distribution Date on which interest has been paid (or the closing date in the case of the first Distribution Date) to but excluding the following Distribution Date. For Class A-IO, interest will accrue during the calendar month preceding each Distribution Date.
Delay:	0 Days for Class A-1, M and B 24 Days for Class A-IO
Servicing Fee:	0.50% per annum.

SMMEA:	The Class A-1, Class A-IO and Class M-1 Certificates will be SMMEA eligible.
ERISA:	Subject to the conditions and restrictions set forth in the Prospectus and Prospectus Supplement, it is expected that the Offered Certificates will generally be ERISA eligible. Prospective purchasers should consult their counsel.
Tax Status:	The Offered Certificates will be treated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. Multiple REMIC elections will be made with respect to the Trust for federal income tax purposes.
Purchase Option:	Cleanup call at 10% of the original principal balance of the mortgage loans, subject to certain requirements if call is not exercised.
Step-Up Coupon:	In the event that the Purchase Option is not exercised, the Class A-1 margin will increase 2x and the related margins on the Class M-1, M-2, B-1, and B-2 will increase 1.5x.
Prospectus:	The Offered Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates is contained in the Prospectus. The foregoing information in this document is qualified in its entirety by, and will be superseded by, the information appearing in the Prospectus and any other information filed with the Securities and Exchange Commission. The Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.
Collateral:	Conventional, fixed and floating-rate mortgage loans secured by first liens on one- to four-family residential properties, units in planned unit developments, condominiums, and manufactured homes.
Fixed Rate Loan Prepayment Assumption:	A 100% Prepayment Assumption (100% PPC) assumes a CPR of 4% per annum in the first month increasing by approximately an additional 1.818% each month, building to 24% by the twelfth month, and remaining at 24% thereafter, in the life of the Mortgage Loan.
Adjustable Rate Loan Prepayment Assumption:	28% CPR

Credit Enhancement

Credit Enhancement: Credit enhancement refers to features of the transaction that are intended to reduce the effect on holders of Certificates of losses on the mortgage loans. The credit enhancement consists of excess spread, overcollateralization, and subordination.

Targeted Credit Support Percentage:

Initial Credit Support (1)		After Stepdown Date (2)	
Class	Percent	Class	Percent
A-1	19.00%	A-1	38.00%
M-1	12.00%	M-1	24.00%
M-2	6.50%	M-2	13.00%
B-1	2.75%	B-1	5.50%
B-2	1.50%	B-2	3.00%

(1) As a percentage of the Cut-off Date Principal Balance of the mortgage loans.
(2) As a percentage of the then expected current principal balance of the mortgage loans.

Excess Spread: On each Distribution Date, the amount of interest due on the mortgage loans will generally be greater than the amount needed to make payments of monthly interest and limited shortfalls in principal for that month. Excess spread collected from the mortgage loans will be used first to cover any losses on the Offered Certificates.

Overcollateralization: Overcollateralization refers to the actual amount by which the aggregate principal balance on the mortgage loans exceeds the aggregate principal balance on the Certificates. That excess is intended to absorb losses on the mortgage loans before such losses affect the Certificates.

Required Overcollateralization Amount: Prior to the Step-down Date, 1.50% of the Cut-Off Date Principal Balance of the mortgage loans. On and after the Step-down Date (assuming a Trigger Event is not in effect), the lesser of (A) 1.50% of the Cut-Off Date Principal Balance of the Mortgage Loans and (B) 3.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor of 0.50% of the Cut-Off Date Principal Balance of the Mortgage Loans.

Overcollateralization Increase Amount: With respect to each Distribution Date, is the lesser of:

(1) The excess, if any, of:
  (a) The Required Overcollateralization Amount for such Distribution Date over
  (b) The Overcollateralization Amount for such Distribution Date; and

(2) The Excess Cashflow for such Distribution Date.

Subordination: On each Distribution Date, classes of Certificates that are lower in order of payment priority will not receive payments until the classes that are higher in order of payment priority have been paid. If there is not enough money on a Distribution Date to pay all classes of Certificates, the subordinate classes are the first to forego payment. See "Priority of Distributions."

Stepdown Date: The earlier to occur of (i) the later to occur of (A) the Distribution Date in June 2005 and (B) the first Distribution Date on which the Senior Enhancement Percentage (after taking into account the distribution of the Principal Distribution Amount for that Distribution Date) is greater than or equal to the Senior Specified Enhancement Percentage and (ii) the Distribution Date on which the Class Principal Balance of the Class A-1 Certificates has been reduced to zero.

Trigger Event: A Trigger Event is in effect for the Certificates if on that Distribution Date either (i) the Cumulative Realized Losses Test is not satisfied, or (ii) the Current Delinquency Test is not satisfied.

Cumulative Realized Losses Test: The Cumulative Realized Losses Test is satisfied for any Distribution Date if the cumulative realized loss ratio for the loans for such Distribution Date is less than or equal to the percentage set forth below for the specified period:

Month	Percentage
37-48	3.00%
49-60	4.25%
61-72	5.00%
73+	5.50%

Current Delinquency Test: The Delinquency Test is satisfied if the three month rolling average percentage of Mortgage Loans 60+ day delinquent is less than or equal to 42.50% of the Senior Enhancement Percentage for the Certificates.

Senior Enhancement Percentage: The Senior Enhancement Percentage for any Distribution Date will equal the percentage obtained by dividing (i) the excess of (A) the current principal balance of the Mortgage Loans as of the last day of the related Due Period over (B) the Class A-1 Class principal balance, by (ii) the current principal balance of the Mortgage Loans as of the last day of the related Due Period.

Senior Specified Enhancement Percentage: For any distribution date, 38.00%.

Class A-IO

Class A-IO: The Class A-IO Certificates will be interest-only certificates, and will accrue interest at a coupon of 5.00% per annum on a notional balance equal to the lesser of (i) the notional balance for that Distribution Date set forth below in the Class A-IO Notional Balance Schedule and (ii) the principal balance of the Mortgage Loans as of the last day of the previous Due Period.

The Class A-IO Certificates will be rated Aaa/AAA/AAA (Moody's/S&P/Fitch), and will only receive interest payments up to and including the Distribution Date in November 2004.

Class A-IO Notional Balance Schedule:

Period	Date	Class A-IO
1 - 3	Jun 02- Aug 02	58,400,000
4 - 6	Sept 02 - Nov 02	53,600,000
7 - 9	Dec 02 - Feb 03	49,300,000
10 - 12	Mar 03 - May 03	45,300,000
13 - 15	Jun 03 - Aug 03	41,700,000
16 - 18	Sept 03 - Nov 03	38,300,000
19 - 21	Dec 03 - Feb 04	35,200,000
22 - 24	Mar 04 - May 04	32,300,000
25 - 27	Jun 04 - Aug 04	29,700,000
28 - 30	Sept 04 - Nov 04	27,300,000
30+	Dec 04 and thereafter	0

Distributions

Amount Available: All collections of interest and principal (scheduled and unscheduled) received on the Mortgage Loans and any advances made in respect thereof, excluding any payments of prepayment penalties.

Priority of Distributions: On each Distribution Date, the trustee will apply the Amount Available to make distributions in the following order of priority:

(1) The monthly servicing fee and unreimbursed advances to the servicer
(2) The monthly trustee fee and unreimbursed advances to the trustee
(3) Class A-1 and Class A-IO Current Interest and Interest Carry Forward Amount
(4) The Class M-1 Current Interest Amount
(5) The Class M-2 Current Interest Amount
(6) The Class B-1 Current Interest Amount
(7) The Class B-2 Current Interest Amount
(8) The principal due to the Class A-1
(9) The principal due to Class M-1, if any
(10) The principal due to Class M-2, if any
(11) The principal due to Class B-1, if any
(12) The principal due to Class B-2, if any
(13) The payments described under "Excess Cashflow" below
(14) The LIBOR Carryover Shortfalls to the LIBOR Carryover reserve fund
(15) Payments to the Class C, Class P and Class R Certificates

Interest on the Certificates: On each Distribution Date, the Amount Available for that Distribution Date will be distributed in the order of priority listed under "Priority of Distributions" above.

If the amount available is not sufficient to make a full distribution of the Current Interest and any Interest Carry Forward Amount on the Class A Certificates, their interest will be distributed *pro rata* among the Class A Certificates based on the ratio of:

- the Current Interest and Interest Carry Forward Amount for that class to
- the total amount of Current Interest and any Interest Carry Forward Amount of the Class A Certificates;

Interest on the Certificates (other than the Class A-IO Certificate) will accrue on the outstanding certificate principal balance, at the related pass-through rate calculated from the Closing Date, or from the most recent Distribution Date on which interest has been paid, to but excluding the following Distribution Date.

Interest on the Class A-1, M-1, M-2, B-1 and B-2 Certificates will be calculated at a per annum rate equal to the lesser of (x) One-Month LIBOR plus the related margin and (y) 15.00% per annum, subject to the Net WAC Cap Rate and computed on an actual/360 basis.

Interest on the Class A-IO Certificates will accrue on the outstanding notional balance, at the related pass-through rate calculated from the first day of the calendar month preceding the Distribution Date (or from the Closing Date, in the case of the first Distribution Date) to the last day of the calendar month preceding the Distribution

Date. Interest on the Class A-IO Certificate shall be calculated at a fixed rate and computed on a 30/360 basis.

Interest Shortfalls And Carry Forward: With respect to each class of Certificates and each Distribution Date, the Interest Carry Forward Amount is the sum of the (A) the excess of (i) current interest for the class with respect to prior Distribution Dates (excluding any Interest Carry Forward Amount) over (ii) the amount actually distributed to the class with respect to current interest on those Distribution Dates and (B) interest on the excess at the applicable pass-through rate to the extent legally permissible.

Net WAC Cap Rate: The Net WAC Cap Rate is the weighted average of the interest rates on the Mortgage Loans minus the rates at which the trustee fee and the servicing fee are paid, adjusted, for the amount of interest payable on the Class A-IO Certificates.

LIBOR Carryover Shortfall: For any class of Certificates (other than the Class A-IO Certificates), means, with respect to any Distribution Date, the excess, if any of:

(1) the amount of interest that such Certificates would have been entitled to receive on such Distribution Date but not in excess of 15.00% per year had the interest rates for such Certificates not been calculated based on the Net WAC Cap Rate, over

(2) the amount of interest accrued on such Certificates on such Distribution Date based on the Net WAC Cap Rate, but not in excess of 15.00% per year.

LIBOR Carryover Reserve Fund: On each Distribution Date, after giving effect to the distributions in steps (1) through (13) under "Priority of Distributions" above, remaining Amounts Available will be deposited in the LIBOR Carryover Reserve Fund and shall be distributed in the following manner and order of priority:

(A) to the Class A-1 Certificates, any Unpaid Class A-1 LIBOR Carryover Shortfall;

(B) to the Class M-1 Certificates, any Unpaid Class M-1 LIBOR Carryover Shortfall;

(C) to the Class M-2 Certificates, any Unpaid Class M-2 LIBOR Carryover Shortfall;

(D) to the Class B-1 Certificates, any Unpaid Class B-1 LIBOR Carryover Shortfall; and

(E) to the Class B-2 Certificates, any Unpaid Class B-2 LIBOR Carryover Shortfall.

Any remaining funds will be used to make payments as described in step (15) under "Priority of Distributions."

Principal Distributions:

The Class A-1, Class M and Class B Certificates will receive distributions of principal in the manner and order of priority described below.

For each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, payments of principal on the Certificates (other than the Class A-IO Certificates) will be made from the Amount Available for such Distribution Date up to the Principal Distribution Amount in the following order of priority:

(1) First, to the Class A-1 Certificates until the Class Principal Balance of the Class A-1 Certificates is reduced to zero.

(2) Second to the Class M-1 Certificates, until the Class Principal Balance of the Class M-1 Certificates is reduced to zero.

(3) Third to the Class M-2 Certificates, until the Class Principal Balance of the Class M-2 Certificates is reduced to zero.

(4) Fourth to the Class B-1 Certificates, until the Class Principal Balance of the Class B-1 Certificates is reduced to zero, and;

(5) Fifth to the Class B-2 Certificates, until the Class Principal Balance of the Class B-2 Certificates is reduced to zero.

For each Distribution Date on and after the Stepdown Date and so long as a Trigger Event is not in effect, payments of principal to the Certificates (other than the Class A-IO Certificates) will be made from the Amount Available for such Distribution Date in the following order of priority:

(1) First, the Class A Principal Distribution Amount will be distributed to the Class A-1 Certificates until the Class Principal Balance of the Class A-1 Certificates is reduced to zero.

(2) Second, the Class M-1 Principal Distribution Amount will be distributed to the Class M-1 Certificates until the Class Principal Balance of the Class M-1 Certificates is reduced to zero.

(3) Third, the Class M-2 Principal Distribution Amount will be distributed to the Class M-2 Certificates until the Class Principal Balance of the Class M-2 Certificates is reduced to zero.

(3) Fourth, the Class B-1 Principal Distribution Amount will be distributed to the Class B-1 Certificates until the Class Principal Balance of the Class B-1 Certificates is reduced to zero, and;

(4) Fifth, the Class B-2 Principal Distribution Amount will be distributed to the Class B-2 Certificates until the Class Principal Balance of the Class B-2 Certificates is reduced to zero.

Principal Distribution Amount: The sum of (i) all scheduled payments of principal due on each outstanding loan during the related Due Period, (ii) the scheduled principal balance of each loan which, during the related Due Period, was repurchased by the Seller, (iii) all partial principal prepayments applied and all principal prepayments in full received during such Due Period in respect of each loan, (iv) the scheduled principal balance of each loan that became a liquidated loan during the related Due Period, (v) any amount described in clauses (i) through (iv) above that was not previously distributed because of an insufficient amount of funds available.

Class A Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, the excess of:

1. The Class A-1 Certificate Principal Balance immediately prior to the Distribution Date over
2. the lesser of:
   - 62.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period and
   - the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of
   - the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) and
   - the Class M-1 Certificate Principal Balance immediately prior to the Distribution Date over
2) the lesser of:
   - 76.00% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
   - the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class M-2 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 87.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date),
- the Class M-2 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class B-1 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 94.50% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date),
- the Class M-2 Certificate Principal Balance (after giving effect to distributions on that Distribution Date);
- the Class B-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class B-2 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 97.00% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance.

Excess Cashflow: On each Distribution Date, the Excess Cashflow is the excess of (i) the Amount Available for such Distribution Date over (ii) payment of the fees due the Servicer, and the Trustee (including reimbursement of advances previously made by the Servicer or the Trustee), and the amount of interest and principal required to be paid to the Certificates on such Distribution Date.

Excess Cashflow will be applied as follows:

(1) To pay any Overcollateralization Increase Amount sequentially to the Class A-1, M-1, M-2, B-1 and B-2 Certificates;
(2) To the Class M-1 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(3) To the Class M-1 Certificates, any Unpaid Realized Loss Amount for such Class;
(4) To the Class M-2 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(5) To the Class M-2 Certificates, any Unpaid Realized Loss Amount for such Class;
(6) To the Class B-1 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(7) To the Class B-1 Certificates, any Unpaid Realized Loss Amount for such Class;
(8) To the Class B-2 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(9) To the Class B-2 Certificates, any Unpaid Realized Loss Amount for such Class;
(10) To make any payments as described in step (14) of "Priority of Distributions" above.

Allocated Realized Loss Amount: If on any Distribution Date, the Class Principal Balance of the Certificates (other than the Class A-IO Certificates) exceeds the current principal balance of the Mortgage Loans as of the last day of the related Due Period, the Class Principal Balance of the Class B Certificates and the Class M Certificates (but not the Class A-1 Certificates) will be reduced, in inverse order of seniority (beginning with the Class B-2 Certificates) by an amount equal to such excess. Any such reduction is an "Allocated Realized Loss Amount."

Realized Loss Amount: As to any Distribution Date, the excess, if any, of the Aggregate Class Principal Balance of the Certificates (other than the Class A-IO Certificates), after giving effect to distributions of principal on such Distribution Date, but prior to any reduction in Class Principal Balances as a result of any Realized Loss Amount for such Distribution Date, over the current principal balance of the Mortgage Loans as of the last day of the related Due Period as of the last day in the preceding Due Period.

Unpaid Realized Loss Amount: With respect to any Class of Class M or Class B Certificates and as to any Distribution Date, the excess of (1) Allocated Realized Loss Amounts with respect to such Class over (2) the sum of all distributions in respect of the Allocated Realized Loss Amounts on all previous Distribution Dates.

Liquidated Loan: A defaulted Mortgage Loan as to which all amounts that the Servicer expects to recover on account of such Mortgage Loan have been received.

Net Liquidation Proceeds: With respect to any Distribution Date, any cash amounts received in respect of Liquidated Loans, whether through trustee's sale, foreclosure sale, disposition of REO, whole loan sale or otherwise (other than insurance proceeds), and any other cash amounts received in connection with the management of the mortgaged properties related to defaulted Mortgage Loans, in each case, net of any reimbursements to the Servicer and the Trustee from such amounts for any unreimbursed Servicing Fees, Trustee Fees, and unreimbursed Servicing Advances (including such Servicing Advances deemed to be nonrecoverable Servicing Advances) made and any other fees and expenses paid or owed to the Servicer, the Trustee or any other party in connection with the foreclosure, conservation and liquidation of the related Liquidated Loans or mortgaged properties.

Purchase Option/ 10% Cleanup Call: When the aggregate principal balance of the mortgage loans (and properties acquired in respect thereof) remaining in the trust has been reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date, the servicer, at its option, may purchase all of such mortgage loans and properties from the trust, and thereby cause an early retirement of the Certificates.

If at such time, the option to purchase is not exercised, the pass-through rates for the Certificates listed below will increase by the specified amounts.

Class	Multiple of Initial Margin
A-1	2x
M-1	1.5x
M-2	1.5x
B-1	1.5x
B-2	1.5x

Collateral

INITIAL ADJUSTABLE RATE MORTGAGE LOAN CHARACTERISTICS

As of May 1, 2002 (the "Cut-off Date")

(Due to rounding, the percentages may not add to 100%)

Current Home Equity Loan Principal Balance	$147,240,350.59	
Average Current Home Equity Loan Principal Balance	$156,306.10	Range: $32,264.49 - $449,697.44
Original Home Equity Loan Principal Balance	$147,391,574.47	
Average Original Home Equity Loan Principal Balance	$156,466.64	Range: $32,300.00 - 450,000.00
FICO	600	Range: 478- 784
Debt to Income Ratio	39.96%	Range: 0.41% - 58.58%
Product Type-		
2/28	95.61%	
3/27	4.39%	
Weighted Average Coupon	8.697%	Range: 5.990% - 12.750%
Weighted Average Lifetime Cap	15.695%	Range: 12.990% - 19.750%
Weighted Average Lifetime Floor	8.697%	Range: 5.990% - 12.750%
Weighted Average Gross Margin	6.631%	Range: 4.750% - 9.750%
Weighted Average Months to Roll	23 mos.	Range: 21 mos. - 35 mos.
Weighted Average Initial Periodic Cap	1.500%	Range: 1.000% - 2.000%
Weighted Average Periodic Cap	1.499%	Range: 1.000% - 1.500%
Weighted Average Remaining Term	358 mos.	Range: 357 mos. - 359 mos.
Weighted Average Original Term	360 mos.	
Properties secured by 1st Liens	100.00%	
Weighted Average LTV	79.373%	
Geographic Distribution	43 States and District of Columbia	
States w/ >5% Concentrations	44.48% California	
	5.07% Illinois	

Occupancy-		
Primary Residence:	92.14%	
Investment Property:	7.70%	
Second Home:	0.15%	
Property Type-		
Single Family	77.48%	
Planned Unit Development	7.95%	
Two to Four Family	6.95%	
Condominium	6.88%	
Manufactured Home	0.69%	
Modular Homes	0.05%	
Loan Purpose-		
Cashout:	66.15%	
Purchase:	18.69%	
Refinance:	15.16%	
Product Type-		
2/28		
Weighted Average Coupon:	8.705%	Range: 5.990% - 12.750%
Weighted Average Lifetime Cap:	15.703%	Range: 12.990% - 19.750%
Weighted Average Lifetime Floor:	8.705%	Range: 5.990% - 12.750%
Weighted Average Gross Margin:	6.629%	Range: 4.750% - 9.750%
3/27		
Weighted Average Coupon:	8.522%	Range: 6.990% - 12.750%
Weighted Average Lifetime Cap:	15.522%	Range: 13.990% - 19.750%
Weighted Average Lifetime Floor:	8.522%	Range: 6.990% - 12.750%
Weighted Average Gross Margin:	6.680%	Range: 6.250% - 7.350%

INITIAL FIXED RATE MORTGAGE LOAN CHARACTERISTICS

As of May 1, 2002 (the "Cut-off Date")

Current Home Equity Loan Principal Balance	$52,241,527.21	
Average Current Home Equity Loan Principal Balance	$131,260.12	Range: $33,945.25 - $449,612.55
Original Home Equity Loan Principal Balance	$52,328,600.59	
Average Original Home Equity Loan Principal Balance	$131,478.90	Range: $35,000.00 - $450,000.00
Weighted Average Coupon	8.296%	Range: 6.500% - 13.190%
FICO	640	Range: 505- 806
Debt to Income Ratio	40.04%	Range: 6.68% - 55.31%
Weighted Average Remaining Term	336 mos.	Range: 118 mos. - 359 mos.
Weighted Average Original Term	338 mos.	Range: 120 mos. - 360 mos.
Properties secured by 1st Liens	100.00%	
Weighted Average LTV	74.717%	
Geographic Distribution	32 States and District of Columbia	
States w/ >5% Concentrations	45.10% California	
	12.27% Texas	

Occupancy-	
Primary Residence:	90.32%
Investment Property:	9.23%
Second Home:	0.45%
Property Type-	
Single Family	76.35%
Planned Unit Development	8.07%
Two to Four Family	7.28%
Condominium	6.89%
Manufactured Home	1.41%
Loan Purpose-	
Cashout:	72.65%
Refinance:	19.29%
Purchase:	8.06%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS

Geographic Distribution	ARM	Fixed	Total
Alabama	0.26%	0.21%	0.25%
Arizona	1.12	1.97	1.34
Arkansas	0.11	0.00	0.08
California	44.48	45.10	44.64
Colorado	3.14	2.84	3.06
Connecticut	2.50	0.00	1.84
District Of Columbia	0.21	0.81	0.37
Florida	4.88	4.96	4.90
Georgia	1.15	1.63	1.28
Hawaii	0.39	0.24	0.35
Idaho	0.91	0.18	0.72
Illinois	5.07	1.14	4.04
Indiana	0.80	0.07	0.61
Iowa	0.27	0.00	0.20
Kansas	0.12	0.51	0.22
Kentucky	0.20	0.00	0.15
Louisiana	0.43	0.41	0.43
Maine	0.26	0.43	0.30
Maryland	0.58	1.17	0.74
Massachusetts	3.99	1.75	3.40
Michigan	4.59	2.88	4.14
Minnesota	2.84	2.13	2.65
Mississippi	0.09	0.93	0.31
Missouri	0.82	0.30	0.68
Nebraska	0.34	0.00	0.25
Nevada	2.23	2.11	2.20
New Hampshire	0.48	0.00	0.35
New Jersey	2.00	2.88	2.23
New Mexico	0.94	0.54	0.84
New York	1.61	1.49	1.58
Ohio	1.72	2.08	1.81
Oklahoma	0.15	0.63	0.27
Oregon	1.17	0.88	1.09
Pennsylvania	1.16	1.10	1.15
Rhode Island	0.08	0.00	0.06
South Carolina	0.59	0.63	0.60
South Dakota	0.04	0.00	0.03
Tennessee	0.62	0.26	0.53
Texas	3.32	12.27	5.66
Utah	0.07	0.00	0.05
Virginia	1.66	1.71	1.68
Washington	2.09	3.74	2.52
West Virginia	0.05	0.00	0.03
Wisconsin	0.48	0.00	0.35
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Range of Principal Balance ($)	ARM	Fixed	Total
25,000.01 - 50,000.00	1.57%	3.81%	2.16%
50,000.01 - 75,000.00	5.17	10.91	6.68
75,000.01 - 100,000.00	7.36	8.75	7.73
100,000.01 - 125,000.00	8.75	9.95	9.07
125,000.01 - 150,000.00	10.20	8.71	9.81
150,000.01 - 175,000.00	10.23	10.20	10.22
175,000.01 - 200,000.00	11.85	7.17	10.62
200,000.01 - 225,000.00	7.51	7.44	7.49
225,000.01 - 250,000.00	7.41	5.41	6.88
250,000.01 - 275,000.00	7.28	3.02	6.16
275,000.01 - 300,000.00	3.86	2.72	3.56
300,000.01 - 325,000.00	3.63	4.81	3.94
325,000.01 - 350,000.00	5.53	6.43	5.76
350,000.01 - 375,000.00	2.46	2.82	2.56
375,000.01 - 400,000.00	3.99	3.72	3.92
400,000.01 - 425,000.00	1.41	1.58	1.45
425,000.01 - 450,000.00	1.80	2.56	2.00
Total	100.00%	100.00%	100.00%

Mortgage Rates (%)	ARM	Fixed	Total
5.501 - 6.000	1.52%	0.00%	1.12%
6.001 - 6.500	0.44	0.45	0.44
6.501 - 7.000	3.72	19.68	7.90
7.001 - 7.500	7.19	9.78	7.87
7.501 - 8.000	20.46	21.02	20.61
8.001 - 8.500	16.46	14.71	16.00
8.501 - 9.000	21.69	15.27	20.01
9.001 - 9.500	8.63	7.99	8.47
9.501 - 10.000	10.40	4.43	8.84
10.001 - 10.500	4.05	1.94	3.49
10.501 - 11.000	2.97	1.77	2.65
11.001 - 11.500	1.16	0.91	1.09
11.501 - 12.000	0.75	0.80	0.76
12.001 - 12.500	0.39	0.80	0.50
12.501 - 13.000	0.17	0.34	0.21
13.001 - 13.500	0.00	0.11	0.03
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Remaining Months to Maturity	ARM	Fixed	Total
91 - 120	0.00%	0.31%	0.08%
151 - 180	0.00	9.91	2.60
211 - 240	0.00	2.86	0.75
271 - 300	0.00	0.76	0.20
331 - 360	100.00	86.16	96.38
Total	100.00%	100.00%	100.00%

Original Loan-to-Value Ratio	ARM	Fixed	Total
10.001 - 20.000	0.07%	0.21%	0.11%
20.001 - 25.000	0.04	0.22	0.09
25.001 - 30.000	0.06	0.29	0.12
30.001 - 35.000	0.11	1.50	0.47
35.001 - 40.000	0.44	1.09	0.61
40.001 - 45.000	0.32	0.28	0.31
45.001 - 50.000	0.67	2.40	1.12
50.001 - 55.000	1.49	3.44	2.00
55.001 - 60.000	2.27	2.12	2.23
60.001 - 65.000	3.60	7.57	4.64
65.001 - 70.000	6.78	9.79	7.57
70.001 - 75.000	16.73	13.13	15.78
75.001 - 80.000	25.76	31.56	27.28
80.001 - 85.000	16.06	11.28	14.81
85.001 - 90.000	22.25	14.82	20.30
90.001 - 95.000	3.36	0.30	2.56
Total	100.00%	100.00%	100.00%

Gross Margin (%)	ARM
4.750 - 4.999	1.25%
5.250 - 5.499	0.24
5.500 - 5.749	0.24
6.000 - 6.249	0.26
6.250 - 6.499	49.39
6.500 - 6.749	3.04
6.750 - 6.999	28.77
7.000 - 7.249	10.73
7.250 - 7.499	5.68
7.500 - 7.749	0.23
7.750 - 7.999	0.06
8.000 - 8.249	0.05
9.750 - 9.999	0.06
Total	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Maximum Mortgage Rates (%)			ARM
12.750	-	12.999	1.52%
13.250	-	13.499	0.44
13.500	-	13.749	0.19
13.750	-	13.999	3.31
14.000	-	14.249	0.78
14.250	-	14.499	3.37
14.500	-	14.749	4.67
14.750	-	14.999	18.28
15.000	-	15.249	1.51
15.250	-	15.499	8.21
15.500	-	15.749	9.57
15.750	-	15.999	18.02
16.000	-	16.249	2.11
16.250	-	16.499	6.08
16.500	-	16.749	3.47
16.750	-	16.999	8.65
17.000	-	17.249	0.62
17.250	-	17.499	2.35
17.500	-	17.749	2.04
17.750	-	17.999	2.14
18.000	-	18.249	0.41
18.250	-	18.499	0.72
18.500	-	18.749	0.39
18.750	-	18.999	0.48
19.000	-	19.249	0.16
19.250	-	19.499	0.19
19.500	-	19.749	0.19
19.750	-	19.999	0.13
	Total		100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Minimum Mortgage Rates (%)			ARM
5.750	-	5.999	1.52%
6.250	-	6.499	0.44
6.500	-	6.749	0.19
6.750	-	6.999	3.13
7.000	-	7.249	0.78
7.250	-	7.499	3.37
7.500	-	7.749	4.67
7.750	-	7.999	18.46
8.000	-	8.249	1.51
8.250	-	8.499	8.21
8.500	-	8.749	9.57
8.750	-	8.999	18.02
9.000	-	9.249	2.11
9.250	-	9.499	6.00
9.500	-	9.749	3.47
9.750	-	9.999	8.65
10.000	-	10.249	0.62
10.250	-	10.499	2.43
10.500	-	10.749	2.04
10.750	-	10.999	2.14
11.000	-	11.249	0.41
11.250	-	11.499	0.72
11.500	-	11.749	0.39
11.750	-	11.999	0.48
12.000	-	12.249	0.16
12.250	-	12.499	0.19
12.500	-	12.749	0.19
12.750	-	12.999	0.13
	Total		100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Month of Next Rate Adjustment	ARM
February, 2004	4.30%
March, 2004	44.68
April, 2004	46.64
March, 2005	2.95
April, 2005	1.43
Total	100.00%

FICO Scores	ARM	Fixed	Total
478 - 500	0.46%	0.00%	0.34%
501 - 550	18.45	9.92	16.22
551 - 600	31.97	14.98	27.52
601 - 650	33.62	33.47	33.58
651 - 700	12.19	26.72	15.99
701 - 750	2.48	9.04	4.20
751 - 800	0.83	5.65	2.09
801 - 806	0.00	0.24	0.06
Total	100.00%	100.00%	100.00%

Debt-to-Income Ratios (%)	ARM	Fixed	Total
0.01 - 10.00	0.33%	0.35%	0.33%
10.01 - 20.00	2.70	3.10	2.81
20.01 - 30.00	12.08	12.56	12.20
30.01 - 40.00	26.82	23.02	25.82
40.01 - 50.00	51.53	53.42	52.02
50.01 - 60.00	6.55	7.55	6.81
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Credit Grade	ARM	Fixed	Total
A+	57.71%	52.94%	56.46%
A+MO	2.68	1.45	2.36
A-	18.21	8.94	15.78
A-MO	0.40	0.21	0.35
B	13.02	4.89	10.89
C	4.47	1.24	3.63
C-	0.90	0.32	0.75
C-HS	0.32	0.20	0.28
Unavailable	2.30	29.82	9.51
Total	100.00%	100.00%	100.00%

Source	ARM	Fixed	Total
Wholesale	79.94%	61.33%	75.06%
Retail	13.89	35.90	19.66
Correspondent	5.93	2.48	5.02
Concurrent	0.24	0.30	0.26
Total	100.00%	100.00%	100.00%

Days Delinquent	ARM	Fixed	Total
0 - 29	99.07%	99.81%	99.26%
30 - 30	0.93	0.19	0.74
Total	100.00%	100.00%	100.00%

Prepayment Penalty Months	ARM	Fixed	Total
0	13.36%	24.13%	16.18%
12	3.34	1.44	2.84
24	79.60	16.62	63.11
36	3.31	13.37	5.95
42	0.00	0.55	0.14
48	0.12	0.22	0.15
60	0.26	43.67	11.63
Total	100.00%	100.00%	100.00%

Documentation	ARM	Fixed	Total
Full	49.98%	69.83%	55.18%
Stated	42.09	22.98	37.08
Limited	7.93	7.19	7.74
Total	100.00%	100.00%	100.00%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Asset Backed Securities Group

Laura Schwartz	(212) 449-2695
Demetrios Tsipras	(212) 449-9486
Vu Nguyen	(212) 449-1955
Christopher Koenig	(212) 449-9380

MBS/ABS Trading

Vince Mora	(212) 449-5320
Scott Soltas	(212) 449-3659
Brian Kane	(212) 449-3659
Terrance Mack	(212) 449-3659
Tracey Keegan	(212) 449-3659

Asset Backed Research

Dan Castro	(212) 449-1663
Glenn Costello	(212) 449-4457
Joshua Anderson	(212) 449-9622

ABS New Transaction

REVISED
Computational Materials

$196,491,000 (approximate)
Merrill Lynch Mortgage Investors, Inc.
Mortgage Loan Asset Backed Certificates,
Series 2002-NC1

New Century Mortgage Corporation
Originator

Merrill Lynch Mortgage Capital Inc.
Seller

Merrill Lynch Mortgage Investors, Inc.
Depositor

Litton Loan Servicing LP
Servicer

May 8, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Summary

Computational Materials Dated May 8, 2002
MLMI Mortgage Loan Asset Backed Certificates
Series 2002-NC1
$196,491,000 Offered (Approximate)
Subject to Revision

DEAL STRUCTURE SUMMARY (3):

	A-1	M-1	M-2	B-1	B-2
Expected Rating:					
Moody's:	Aaa	Aa2	A2	Baa2	Baa3
Fitch:	AAA	AA	A	BBB	BBB-
S&P:	AAA	AA	A	BBB	BBB-
Amount:	$161,580,000	$13,964,000	$10,972,000	$7,481,000	$2,494,000
Coupon Type:	Floating(1)	Floating(1)	Floating(1)	Floating(1)	Floating(1)
Coupon:	[TBD]% (1)	[TBD]% (1)	[TBD]% (1)	[TBD]% (1)	[TBD]% (1)
Margin:	[TBD]% (2)	[TBD]% (2)	[TBD]% (2)	[TBD]% (2)	[TBD]% (2)
Avg. Life to 10% Call:	2.46	4.98	4.91	4.88	4.73
Avg. Life to Maturity:	2.67	5.48	5.35	5.14	4.74
Expected Payment Window					
To Call:	1-87	40-87	38-87	37-87	37-87
to Maturity:	1-194	40-160	38-144	37-122	37-90
Exp. Maturity Date:	08/09	08/09	08/09	08/09	08/09
Legal Final Mat. Date:					
Exp. Settlement Date:	5/16/2002	5/16/2002	5/16/2002	5/16/2002	5/16/2002
Payment Delay:	0	0	0	0	0
Interest Payment Basis:	Act/360	Act/360	Act/360	Act/360	Act/360
Dated Date:	5/16/2002	5/16/2002	5/16/2002	5/16/2002	5/16/2002
Expected Pricing Date:	5/09/2002	5/09/2002	5/09/2002	5/09/2002	5/09/2002
Pricing Prepayment Speed					
ARM Loans:	28 CPR	28 CPR	28 CPR	28 CPR	28 CPR
Fixed Loans:	100 PPC	100 PPC	100 PPC	100 PPC	100 PPC

(1) The lesser of (a) one-month LIBOR plus the related margin per annum and (b) 15.00% per annum, subject to the Net WAC Cap Rate.
(2) In the event that the Purchase Option is not exercised, the Class A-1 margin will increase 2x and the related margins on the Class M-1, M-2, B-1, and B-2 will increase 1.5x.
(3) Certificates are priced to a 10% Purchase Option. The pricing speed for the fixed rate collateral is 100% PPC (4% CPR in month one increasing by approximately an additional 1.818% each month to 24% CPR in month twelve, and remaining at 24% CPR thereafter). The pricing speed for the adjustable rate collateral is 28%CPR.

FOR INFORMATION CONCERNING CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT. CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS SET FORTH IN THE PROSPECTUS AND PROSPECTUS SUPPLEMENT.

The following are the assumed characteristics of the Loans as of the Cut-off Date.

ID	Aggregate Principal Balance ($)	Wtd. Avg. Original Term (mos.)	Wtd. Avg. Remaining Term (mos.)	Wtd. Avg. Mortgage Rate (%)	Wtd. Avg. Margin (%)	Wtd. Avg. Maximum Rate (%)	Wtd. Avg. Minimum Rate (%)	Months to Next Rate Adjustment	Initial Rate Cap (%)	Periodic Rate Cap (%)
1	493,254.08	360	357	9.163	6.801	16.163	9.163	21	1.500	1.500
2	162,512.93	360	357	9.500	6.350	16.500	9.500	21	1.500	1.500
3	5,673,159.33	360	357	8.759	6.752	15.759	8.759	21	1.500	1.500
4	9,647,532.79	360	358	9.054	6.660	16.015	9.054	22	1.480	1.480
5	1,737,262.52	360	358	8.842	6.821	15.842	8.842	22	1.500	1.500
6	53,804,290.51	360	358	8.729	6.605	15.729	8.729	22	1.500	1.500
7	470,756.70	360	358	9.421	6.530	16.421	9.421	22	1.500	1.500
8	123,341.94	360	358	8.250	6.350	15.250	8.250	22	1.500	1.500
9	8,923,572.72	360	359	8.669	6.575	15.669	8.669	23	1.500	1.500
10	2,550,384.49	360	359	9.047	6.738	16.047	9.047	23	1.500	1.500
11	56,690,931.25	360	359	8.595	6.632	15.595	8.595	23	1.500	1.500
12	67,890.73	360	359	10.990	7.100	17.990	10.990	23	1.500	1.500
13	177,192.37	360	359	8.490	6.350	15.490	8.490	23	1.500	1.500
14	258,320.53	360	359	7.899	6.867	14.899	7.899	23	1.500	1.500
15	152,097.93	360	358	11.486	7.133	18.486	11.486	34	1.500	1.500
16	325,981.02	360	358	10.350	7.100	17.350	10.350	34	1.500	1.500
17	837,351.47	360	358	7.940	6.908	14.940	7.940	34	1.500	1.500
18	3,033,786.61	360	358	8.619	6.625	15.619	8.619	34	1.500	1.500
19	460,965.71	360	359	8.524	6.381	15.524	8.524	35	1.500	1.500
20	141,891.95	360	359	7.375	6.350	14.375	7.375	35	1.500	1.500
21	204,887.78	360	359	8.990	6.990	15.990	8.990	35	1.500	1.500
22	1,302,985.23	360	359	7.918	6.595	14.918	7.918	35	1.539	1.500
23	160,516.75	120	119	9.044	*	*	*	*	*	*
24	2,740,350.24	180	178	9.019	*	*	*	*	*	*
25	576,035.40	180	179	8.237	*	*	*	*	*	*
26	1,861,174.80	180	179	8.523	*	*	*	*	*	*
27	956,599.23	240	239	8.976	*	*	*	*	*	*
28	143,539.03	240	238	8.500	*	*	*	*	*	*
29	393,328.85	240	239	8.998	*	*	*	*	*	*
30	94,269.84	300	299	8.580	*	*	*	*	*	*
31	302,719.52	300	299	9.284	*	*	*	*	*	*
32	8,653,903.62	360	358	8.817	*	*	*	*	*	*
33	750,175.07	360	359	8.450	*	*	*	*	*	*
34	8,683,903.79	360	359	7.786	*	*	*	*	*	*
35	6,550,797.98	360	359	7.938	*	*	*	*	*	*
36	116,923.46	360	359	8.125	*	*	*	*	*	*
37	20,257,289.63	360	358	8.217	*	*	*	*	*	*

PREPAYMENT SENSITIVITIES

Scenario	I WAL/Window	II WAL/ Window	III WAL/ Window	IV WAL/ Window	V WAL/ Window
To Call					
A-1	4.96 / 06/02 - 09/16	3.36 / 06/02 - 03/12	2.46 / 06/02 - 08/09	1.84 / 06/02 - 01/08	1.35 / 06/02 - 11/06
M-1	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.98 / 09/05 - 08/09	4.48 / 01/06 - 01/08	4.46 / 06/06 - 11/06
M-2	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.91 / 07/05 - 08/10	4.20 / 09/05 - 01/08	3.95 / 10/05 - 11/06
B-1	9.54 / 12/06 - 09/16	6.46 / 06/05 - 03/12	4.88 / 06/05 - 08/11	4.09 / 07/05 - 01/08	3.68 / 07/05 - 11/06
B-2	9.28 / 12/06 - 09/16	6.27 / 06/05 - 03/12	4.73 / 06/05 - 08/12	3.93 / 06/05 - 01/08	3.50 / 06/05 - 11/06
To Maturity					
A-1	5.31 / 06/02 - 04/29	3.64 / 06/02 - 07/23	2.67 / 06/02 - 07/18	2.00 / 06/02 - 02/15	1.46 / 06/02 - 09/12
M-1	10.39 / 12/06 - 05/26	7.12 / 06/05 - 02/20	5.48 / 09/05 - 09/15	4.87 / 01/06 - 11/12	5.14 / 01/06 - 10/10
M-2	10.29 / 12/06 - 08/24	7.03 / 06/05 - 05/18	5.35 / 07/05 - 05/14	4.54 / 09/05 - 10/11	4.23 / 09/05 - 12/09
B-1	10.00 / 12/06 - 10/21	6.80 / 06/05 - 12/15	5.14 / 06/05 - 07/12	4.28 / 07/05 - 04/10	3.85 / 07/05 - 10/08
B-2	9.29 / 12/06 - 03/17	6.28 / 06/05 - 07/12	4.74 / 06/05 - 11/09	3.93 / 06/05 - 03/08	3.51 / 06/05 - 02/07

Scenario	I	II	III	IV	V
ARMS:	14% CPR	21% CPR	28% CPR	35% CPR	42% CPR
FRMS:	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC

NET WAC CAP RATE SCHEDULE

The following schedule sets forth a projection of the Net WAC Cap Rate which is the weighted average of the interest rates on the Mortgage Loans minus the rates at which the trustee fee and the servicing fee are paid.

Month	Date	Net WAC Cap Rate
0	05/01/2002	
1	06/25/2002	8.0923%
2	07/25/2002	8.0906%
3	08/25/2002	8.0890%
4	09/25/2002	8.0875%
5	10/25/2002	8.0861%
6	11/25/2002	8.0849%
7	12/25/2002	8.0838%
8	01/25/2003	8.0829%
9	02/25/2003	8.0821%
10	03/25/2003	8.0814%
11	04/25/2003	8.0809%
12	05/25/2003	8.0805%
13	06/25/2003	8.0802%
14	07/25/2003	8.0798%
15	08/25/2003	8.0794%
16	09/25/2003	8.0790%
17	10/25/2003	8.0786%
18	11/25/2003	8.0783%
19	12/25/2003	8.0779%
20	01/25/2004	8.0775%
21	02/25/2004	8.0771%
22	03/25/2004	8.0798%
23	04/25/2004	8.0803%
24	05/25/2004	8.1247%
25	06/25/2004	8.1243%
26	07/25/2004	8.1238%
27	08/25/2004	8.1234%
28	09/25/2004	8.1229%
29	10/25/2004	8.1225%
30	11/25/2004	8.1220%
31	12/25/2004	8.1216%
32	01/25/2005	8.1211%
33	02/25/2005	8.1206%
34	03/25/2005	8.1202%
35	04/25/2005	8.1258%
36	05/25/2005	8.1310%
37	06/25/2005	8.1305%
38	07/25/2005	8.1300%
39	08/25/2005	8.1296%
40	09/25/2005	8.1291%
41	10/25/2005	8.1286%
42	11/25/2005	8.1281%
43	12/25/2005	8.1276%
44	01/25/2006	8.1271%
45	02/25/2006	8.1266%
46	03/25/2006	8.1262%
47	04/25/2006	8.1257%
48	05/25/2006	8.1252%
49	06/25/2006	8.1247%
50	07/25/2006	8.1242%
51	08/25/2006	8.1237%
52	09/25/2006	8.1232%
53	10/25/2006	8.1227%
54	11/25/2006	8.1222%
55	12/25/2006	8.1217%
56	01/25/2007	8.1212%
57	02/25/2007	8.1207%
58	03/25/2007	8.1202%
59	04/25/2007	8.1197%
60	05/25/2007	8.1192%

General

Series:	Merrill Lynch Mortgage Investors, Inc., Series 2002-NC1
Originator:	New Century Mortgage Corporation
Seller:	Merrill Lynch Mortgage Capital Inc.
Depositor:	Merrill Lynch Mortgage Investors, Inc.
Servicer:	Litton Loan Servicing LP
Trustee:	Wells Fargo Bank Minnesota, National Association
Sole Underwriter:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Offered Certificates:	Class A-1 ("Class A Certificate"), Class M-1 and Class M-2 ("Class M Certificates") and Class B-1 and Class B-2 ("Class B Certificates").
Denominations:	\$100,000 minimum and integral multiples of \$1,000 in excess thereof.
Non-Offered Certificates:	Class C, Class P and Class R
Cut-Off Date:	Close of business May 1, 2002
Exp. Pricing:	On or about May 9, 2002
Exp. Settlement:	On or about May 16, 2002. The Certificates settle with no accrued interest.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day), commencing on June 25, 2002.
Day Count:	Actual/360 for Class A-1, M and B
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Accrual Period:	For Classes A-1, M and B, interest will accrue from the most recent Distribution Date on which interest has been paid (or the closing date in the case of the first Distribution Date) to but excluding the following Distribution Date.
Delay:	0 Days for Class A-1, M and B
Servicing Fee:	0.50% per annum.
SMMEA:	The Class A-1 and Class M-1 Certificates will be SMMEA eligible.
ERISA:	Subject to the conditions and restrictions set forth in the Prospectus and Prospectus Supplement, it is expected that the Offered Certificates will generally be ERISA eligible.

Prospective purchasers should consult their counsel.

Tax Status:	The Offered Certificates will be treated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. Multiple REMIC elections will be made with respect to the Trust for federal income tax purposes.
Purchase Option:	Cleanup call at 10% of the original principal balance of the mortgage loans, subject to certain requirements if call is not exercised.
Step-Up Coupon:	In the event that the Purchase Option is not exercised, the Class A-1 margin will increase 2x and the related margins on the Class M-1, M-2, B-1, and B-2 will increase 1.5x.
Prospectus:	The Offered Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates is contained in the Prospectus. The foregoing information in this document is qualified in its entirety by, and will be superseded by, the information appearing in the Prospectus and any other information filed with the Securities and Exchange Commission. The Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.
Collateral:	Conventional, fixed and floating-rate mortgage loans secured by first liens on one- to four-family residential properties, units in planned unit developments, condominiums, and manufactured homes.
Fixed Rate Loan Prepayment Assumption:	A 100% Prepayment Assumption (100% PPC) assumes a CPR of 4% per annum in the first month increasing by approximately an additional 1.818% each month, building to 24% by the twelfth month, and remaining at 24% thereafter, in the life of the Mortgage Loan.
Adjustable Rate Loan Prepayment Assumption:	28% CPR

Credit Enhancement

Credit Enhancement: Credit enhancement refers to features of the transaction that are intended to reduce the effect on holders of Certificates of losses on the mortgage loans. The credit enhancement consists of excess spread, overcollateralization, and subordination.

Targeted Credit Support Percentage:

Initial Credit Support (1)		After Stepdown Date (2)	
Class	Percent	Class	Percent
A-1	19.00%	A-1	38.00%
M-1	12.00%	M-1	24.00%
M-2	6.50%	M-2	13.00%
B-1	2.75%	B-1	5.50%
B-2	1.50%	B-2	3.00%

(1) As a percentage of the Cut-off Date Principal Balance of the mortgage loans.
(2) As a percentage of the then expected current principal balance of the mortgage loans.

Excess Spread: On each Distribution Date, the amount of interest due on the mortgage loans will generally be greater than the amount needed to make payments of monthly interest and limited shortfalls in principal for that month. Excess spread collected from the mortgage loans will be used first to cover any losses on the Offered Certificates.

Overcollateralization: Overcollateralization refers to the actual amount by which the aggregate principal balance on the mortgage loans exceeds the aggregate principal balance on the Certificates. That excess is intended to absorb losses on the mortgage loans before such losses affect the Certificates.

Required Overcollateralization Amount: Prior to the Step-down Date, 1.50% of the Cut-Off Date Principal Balance of the mortgage loans. On and after the Step-down Date (assuming a Trigger Event is not in effect), the lesser of (A) 1.50% of the Cut-Off Date Principal Balance of the Mortgage Loans and (B) 3.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor of 0.50% of the Cut-Off Date Principal Balance of the Mortgage Loans.

Overcollateralization Increase Amount: With respect to each Distribution Date, is the lesser of:

(1) The excess, if any, of:
 (a) The Required Overcollateralization Amount for such Distribution Date over
 (b) The Overcollateralization Amount for such Distribution Date; and

(2) The Excess Cashflow for such Distribution Date.

Subordination: On each Distribution Date, classes of Certificates that are lower in order of payment priority will not receive payments until the classes that are higher in order of payment priority have been paid. If there is not enough money on a Distribution Date to pay all classes of Certificates, the subordinate classes are the first to forego payment. See "Priority of Distributions."

Stepdown Date: The earlier to occur of (i) the later to occur of (A) the Distribution Date in June 2005 and (B) the first Distribution Date on which the Senior Enhancement Percentage (after taking into account the distribution of the Principal Distribution Amount for that Distribution Date) is greater than or equal to the Senior Specified Enhancement Percentage and (ii) the Distribution Date on which the Class Principal Balance of the Class A-1 Certificate has been reduced to zero.

Trigger Event: A Trigger Event is in effect for the Certificates if on that Distribution Date either (i) the Cumulative Realized Losses Test is not satisfied, or (ii) the Current Delinquency Test is not satisfied.

Cumulative Realized Losses Test: The Cumulative Realized Losses Test is satisfied for any Distribution Date if the cumulative realized loss ratio for the loans for such Distribution Date is less than or equal to the percentage set forth below for the specified period:

Month	Percentage
37-48	3.00%
49-60	4.25%
61-72	5.00%
73+	5.50%

Current Delinquency Test: The Delinquency Test is satisfied if the three month rolling average percentage of Mortgage Loans 60+ day delinquent is less than or equal to 42.50% of the Senior Enhancement Percentage for the Certificates.

Senior Enhancement Percentage: The Senior Enhancement Percentage for any Distribution Date will equal the percentage obtained by dividing (i) the excess of (A) the current principal balance of the Mortgage Loans as of the last day of the related Due Period over (B) the Class A-1 Class principal balance, by (ii) the current principal balance of the Mortgage Loans as of the last day of the related Due Period.

Senior Specified Enhancement Percentage: For any distribution date, 38.00%.

Distributions

Amount Available: All collections of interest and principal (scheduled and unscheduled) received on the Mortgage Loans and any advances made in respect thereof, excluding any payments of prepayment penalties.

Priority of Distributions: On each Distribution Date, the trustee will apply the Amount Available to make distributions in the following order of priority:

(1) The monthly servicing fee and unreimbursed advances to the servicer
(2) The monthly trustee fee and unreimbursed advances to the trustee
(3) Class A-1 Current Interest and Interest Carry Forward Amount
(4) The Class M-1 Current Interest Amount
(5) The Class M-2 Current Interest Amount
(6) The Class B-1 Current Interest Amount
(7) The Class B-2 Current Interest Amount
(8) The principal due to the Class A-1
(9) The principal due to Class M-1, if any
(10) The principal due to Class M-2, if any
(11) The principal due to Class B-1, if any
(12) The principal due to Class B-2, if any
(13) The payments described under "Excess Cashflow" below
(14) The LIBOR Carryover Shortfalls to the LIBOR Carryover reserve fund
(15) Payments to the Class C, Class P and Class R Certificates

Interest on the Certificates: On each Distribution Date, the Amount Available for that Distribution Date will be distributed in the order of priority listed under "Priority of Distributions" above.

If the amount available is not sufficient to make a full distribution of the Current Interest and any Interest Carry Forward Amount on the Class A Certificate, their interest will be distributed *pro rata* among the Class A Certificate based on the ratio of:

- the Current Interest and Interest Carry Forward Amount for that class to
- the total amount of Current Interest and any Interest Carry Forward Amount of the Class A Certificate;

Interest on the Certificates will accrue on the outstanding certificate principal balance, at the related pass-through rate calculated from the Closing Date, or from the most recent Distribution Date on which interest has been paid, to but excluding the following Distribution Date.

Interest on the Class A-1, M-1, M-2, B-1 and B-2 Certificates will be calculated at a per annum rate equal to the lesser of (x) One-Month LIBOR plus the related margin and (y) 15.00% per annum, subject to the Net WAC Cap Rate and computed on an actual/360 basis.

Interest Shortfalls And Carry Forward: With respect to each class of Certificates and each Distribution Date, the Interest Carry Forward Amount is the sum of the (A) the excess of (i) current interest for the class with respect to prior Distribution Dates (excluding any Interest Carry Forward Amount) over (ii) the amount actually distributed to the class with respect to current interest on those Distribution Dates and (B) interest on the excess at the applicable pass-through rate to the extent legally permissible.

Net WAC Cap Rate: The Net WAC Cap Rate is the weighted average of the interest rates on the Mortgage Loans minus the rates at which the trustee fee and the servicing fee are paid.

LIBOR Carryover Shortfall: For any class of Certificates, means, with respect to any Distribution Date, the excess, if any of:

(1) the amount of interest that such Certificates would have been entitled to receive on such Distribution Date but not in excess of 15.00% per year had the interest rates for such Certificates not been calculated based on the Net WAC Cap Rate, over

(2) the amount of interest accrued on such Certificates on such Distribution Date based on the Net WAC Cap Rate, but not in excess of 15.00% per year.

LIBOR Carryover Reserve Fund: On each Distribution Date, after giving effect to the distributions in steps (1) through (13) under "Priority of Distributions" above, remaining Amounts Available will be deposited in the LIBOR Carryover Reserve Fund and shall be distributed in the following manner and order of priority:

(A) to the Class A-1 Certificate, any Unpaid Class A-1 LIBOR Carryover Shortfall;

(B) to the Class M-1 Certificates, any Unpaid Class M-1 LIBOR Carryover Shortfall;

(C) to the Class M-2 Certificates, any Unpaid Class M-2 LIBOR Carryover Shortfall;

(D) to the Class B-1 Certificates, any Unpaid Class B-1 LIBOR Carryover Shortfall; and

(E) to the Class B-2 Certificates, any Unpaid Class B-2 LIBOR Carryover Shortfall.

Any remaining funds will be used to make payments as described in step (15) under "Priority of Distributions."

Principal Distributions:

The Class A-1, Class M and Class B Certificates will receive distributions of principal in the manner and order of priority described below.

For each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, payments of principal on the Certificates will be made from the Amount Available for such Distribution Date up to the Principal Distribution Amount in the following order of priority:

(1) First, to the Class A-1 Certificate until the Class Principal Balance of the Class A-1 Certificate is reduced to zero.

(2) Second to the Class M-1 Certificates, until the Class Principal Balance of the Class M-1 Certificates is reduced to zero.

(3) Third to the Class M-2 Certificates, until the Class Principal Balance of the Class M-2 Certificates is reduced to zero.

(4) Fourth to the Class B-1 Certificates, until the Class Principal Balance of the Class B-1 Certificates is reduced to zero, and;

(5) Fifth to the Class B-2 Certificates, until the Class Principal Balance of the Class B-2 Certificates is reduced to zero.

For each Distribution Date on and after the Stepdown Date and so long as a Trigger Event is not in effect, payments of principal to the Certificates will be made from the Amount Available for such Distribution Date in the following order of priority:

(1) First, the Class A Principal Distribution Amount will be distributed to the Class A-1 Certificate until the Class Principal Balance of the Class A-1 Certificate is reduced to zero.

(2) Second, the Class M-1 Principal Distribution Amount will be distributed to the Class M-1 Certificates until the Class Principal Balance of the Class M-1 Certificates is reduced to zero.

(3) Third, the Class M-2 Principal Distribution Amount will be distributed to the Class M-2 Certificates until the Class Principal Balance of the Class M-2 Certificates is reduced to zero.

(3) Fourth, the Class B-1 Principal Distribution Amount will be distributed to the Class B-1 Certificates until the Class Principal Balance of the Class B-1 Certificates is reduced to zero, and;

(4) Fifth, the Class B-2 Principal Distribution Amount will be distributed to the Class B-2 Certificates until the Class Principal Balance of the Class B-2 Certificates is reduced to zero.

Principal Distribution Amount: The sum of (i) all scheduled payments of principal due on each outstanding loan during the related Due Period, (ii) the scheduled principal balance of each loan which, during the related Due Period, was repurchased by the Seller, (iii) all partial principal prepayments applied and all principal prepayments in full received during such Due Period in respect of each loan, (iv) the scheduled principal balance of each loan that became a liquidated loan during the related Due Period, (v) any amount described in clauses (i) through (iv) above that was not previously distributed because of an insufficient amount of funds available.

Class A Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, the excess of:

1. The Class A-1 Certificate Principal Balance immediately prior to the Distribution Date over
2. the lesser of:
   - 62.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period and
   - the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of
   - the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) and
   - the Class M-1 Certificate Principal Balance immediately prior to the Distribution Date over
2) the lesser of:
   - 76.00% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
   - the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class M-2 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 87.00% of the current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance of the mortgage loans.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date),
- the Class M-2 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class B-1 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 94.50% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Step-down Date and as long as a Trigger Event is not in effect, is the excess of

1) the sum of

- the Class A-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date) ,
- the Class M-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date),
- the Class M-2 Certificate Principal Balance (after giving effect to distributions on that Distribution Date);
- the Class B-1 Certificate Principal Balance (after giving effect to distributions on that Distribution Date), and
- the Class B-2 Certificate Principal Balance immediately prior to the Distribution Date over

2) the lesser of:

- 97.00% of current principal balance of the Mortgage Loans as of the last day of the related Due Period and
- the current principal balance of the Mortgage Loans as of the last day of the related Due Period less 0.50% of the Cut-Off Date Principal Balance.

Excess Cashflow: On each Distribution Date, the Excess Cashflow is the excess of (i) the Amount Available for such Distribution Date over (ii) payment of the fees due the Servicer, and the Trustee (including reimbursement of advances previously made by the Servicer or the Trustee), and the amount of interest and principal required to be paid to the Certificates on such Distribution Date.

Excess Cashflow will be applied as follows:

(1) To pay any Overcollateralization Increase Amount sequentially to the Class A-1, M-1, M-2, B-1 and B-2 Certificates;
(2) To the Class M-1 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(3) To the Class M-1 Certificates, any Unpaid Realized Loss Amount for such Class;
(4) To the Class M-2 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(5) To the Class M-2 Certificates, any Unpaid Realized Loss Amount for such Class;
(6) To the Class B-1 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(7) To the Class B-1 Certificates, any Unpaid Realized Loss Amount for such Class;
(8) To the Class B-2 Certificates, any Unpaid Interest Carry Forward Amount for such Class;
(9) To the Class B-2 Certificates, any Unpaid Realized Loss Amount for such Class;
(10) To make any payments as described in step (14) of "Priority of Distributions" above.

Allocated Realized Loss Amount: If on any Distribution Date, the Class Principal Balance of the Certificates exceeds the current principal balance of the Mortgage Loans as of the last day of the related Due Period, the Class Principal Balance of the Class B Certificates and the Class M Certificates (but not the Class A-1 Certificate) will be reduced, in inverse order of seniority (beginning with the Class B-2 Certificates) by an amount equal to such excess. Any such reduction is an "Allocated Realized Loss Amount."

Realized Loss Amount: As to any Distribution Date, the excess, if any, of the Aggregate Class Principal Balance of the Certificates, after giving effect to distributions of principal on such Distribution Date, but prior to any reduction in Class Principal Balances as a result of any Realized Loss Amount for such Distribution Date, over the current principal balance of the Mortgage Loans as of the last day of the related Due Period as of the last day in the preceding Due Period.

Unpaid Realized Loss Amount: With respect to any Class of Class M or Class B Certificates and as to any Distribution Date, the excess of (1) Allocated Realized Loss Amounts with respect to such Class over (2) the sum of all distributions in respect of the Allocated Realized Loss Amounts on all previous Distribution Dates.

Liquidated Loan: A defaulted Mortgage Loan as to which all amounts that the Servicer expects to recover on account of such Mortgage Loan have been received.

Net Liquidation Proceeds: With respect to any Distribution Date, any cash amounts received in respect of Liquidated Loans, whether through trustee's sale, foreclosure sale, disposition of REO, whole loan sale or otherwise (other than insurance proceeds), and any other cash amounts received in connection with the management of the mortgaged properties related to defaulted Mortgage Loans, in each case, net of any reimbursements to the Servicer and the Trustee from such amounts for any unreimbursed Servicing Fees, Trustee Fees, and unreimbursed Servicing Advances (including such Servicing Advances deemed to be nonrecoverable Servicing Advances) made and any other fees and expenses paid or owed to the Servicer, the Trustee or any other party in connection with the foreclosure, conservation and liquidation of the related Liquidated Loans or mortgaged properties.

Purchase Option/ 10% Cleanup Call: When the aggregate principal balance of the mortgage loans (and properties acquired in respect thereof) remaining in the trust has been reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date, the servicer, at its option, may purchase all of such mortgage loans and properties from the trust, and thereby cause an early retirement of the Certificates.

If at such time, the option to purchase is not exercised, the pass-through rates for the Certificates listed below will increase by the specified amounts.

Class	Multiple of Initial Margin
A-1	2x
M-1	1.5x
M-2	1.5x
B-1	1.5x
B-2	1.5x

Collateral

INITIAL ADJUSTABLE RATE MORTGAGE LOAN CHARACTERISTICS

As of May 1, 2002 (the "Cut-off Date")

(Due to rounding, the percentages may not add to 100%)

Current Home Equity Loan Principal Balance	$147,240,350.59	
Average Current Home Equity Loan Principal Balance	$156,306.10	Range: $32,264.49 - $449,697.44
Original Home Equity Loan Principal Balance	$147,391,574.47	
Average Original Home Equity Loan Principal Balance	$156,466.64	Range: $32,300.00 - 450,000.00
FICO	600	Range: 478- 784
Debt to Income Ratio	39.96%	Range: 0.41% - 58.58%
Product Type-		
2/28	95.61%	
3/27	4.39%	
Weighted Average Coupon	8.697%	Range: 5.990% - 12.750%
Weighted Average Lifetime Cap	15.695%	Range: 12.990% - 19.750%
Weighted Average Lifetime Floor	8.697%	Range: 5.990% - 12.750%
Weighted Average Gross Margin	6.631%	Range: 4.750% - 9.750%
Weighted Average Months to Roll	23 mos.	Range: 21 mos. - 35 mos.
Weighted Average Initial Periodic Cap	1.500%	Range: 1.000% - 2.000%
Weighted Average Periodic Cap	1.499%	Range: 1.000% - 1.500%
Weighted Average Remaining Term	358 mos.	Range: 357 mos. - 359 mos.
Weighted Average Original Term	360 mos.	
Properties secured by 1st Liens	100.00%	
Weighted Average LTV	79.373%	
Geographic Distribution	43 States and District of Columbia	
States w/ >5% Concentrations	44.48% California	
	5.07% Illinois	

Occupancy-		
Primary Residence:	92.14%	
Investment Property:	7.70%	
Second Home:	0.15%	
Property Type-		
Single Family	77.48%	
Planned Unit Development	7.95%	
Two to Four Family	6.95%	
Condominium	6.88%	
Manufactured Home	0.69%	
Modular Homes	0.05%	
Loan Purpose-		
Cashout:	66.15%	
Purchase:	18.69%	
Refinance:	15.16%	
Product Type-		
2/28		
Weighted Average Coupon:	8.705%	Range: 5.990% - 12.750%
Weighted Average Lifetime Cap:	15.703%	Range: 12.990% - 19.750%
Weighted Average Lifetime Floor:	8.705%	Range: 5.990% - 12.750%
Weighted Average Gross Margin:	6.629%	Range: 4.750% - 9.750%
3/27		
Weighted Average Coupon:	8.522%	Range: 6.990% - 12.750%
Weighted Average Lifetime Cap:	15.522%	Range: 13.990% - 19.750%
Weighted Average Lifetime Floor:	8.522%	Range: 6.990% - 12.750%
Weighted Average Gross Margin:	6.680%	Range: 6.250% - 7.350%

INITIAL FIXED RATE MORTGAGE LOAN CHARACTERISTICS

As of May 1, 2002 (the "Cut-off Date")

Current Home Equity Loan Principal Balance......	$52,241,527.21	
Average Current Home Equity Loan Principal Balance......	$131,260.12	Range: $33,945.25 - $449,612.55
Original Home Equity Loan Principal Balance......	$52,328,600.59	
Average Original Home Equity Loan Principal Balance......	$131,478.90	Range: $35,000.00 - $450,000.00
Weighted Average Coupon......	8.296%	Range: 6.500% - 13.190%
FICO	640	Range: 505- 806
Debt to Income Ratio	40.04%	Range: 6.68% - 55.31%
Weighted Average Remaining Term......	336 mos.	Range: 118 mos. - 359 mos.
Weighted Average Original Term......	338 mos.	Range: 120 mos. - 360 mos.
Properties secured by 1st Liens......	100.00%	
Weighted Average LTV......	74.717%	
Geographic Distribution......	32 States and District of Columbia	
States w/ >5% Concentrations......	45.10% California 12.27% Texas	

Occupancy-	
Primary Residence:	90.32%
Investment Property:	9.23%
Second Home:	0.45%

Property Type-	
Single Family	76.35%
Planned Unit Development	8.07%
Two to Four Family	7.28%
Condominium	6.89%
Manufactured Home	1.41%

Loan Purpose-	
Cashout:	72.65%
Refinance:	19.29%
Purchase:	8.06%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS

Geographic Distribution	ARM	Fixed	Total
Alabama	0.26%	0.21%	0.25%
Arizona	1.12	1.97	1.34
Arkansas	0.11	0.00	0.08
California	44.48	45.10	44.64
Colorado	3.14	2.84	3.06
Connecticut	2.50	0.00	1.84
District Of Columbia	0.21	0.81	0.37
Florida	4.88	4.96	4.90
Georgia	1.15	1.63	1.28
Hawaii	0.39	0.24	0.35
Idaho	0.91	0.18	0.72
Illinois	5.07	1.14	4.04
Indiana	0.80	0.07	0.61
Iowa	0.27	0.00	0.20
Kansas	0.12	0.51	0.22
Kentucky	0.20	0.00	0.15
Louisiana	0.43	0.41	0.43
Maine	0.26	0.43	0.30
Maryland	0.58	1.17	0.74
Massachusetts	3.99	1.75	3.40
Michigan	4.59	2.88	4.14
Minnesota	2.84	2.13	2.65
Mississippi	0.09	0.93	0.31
Missouri	0.82	0.30	0.68
Nebraska	0.34	0.00	0.25
Nevada	2.23	2.11	2.20
New Hampshire	0.48	0.00	0.35
New Jersey	2.00	2.88	2.23
New Mexico	0.94	0.54	0.84
New York	1.61	1.49	1.58
Ohio	1.72	2.08	1.81
Oklahoma	0.15	0.63	0.27
Oregon	1.17	0.88	1.09
Pennsylvania	1.16	1.10	1.15
Rhode Island	0.08	0.00	0.06
South Carolina	0.59	0.63	0.60
South Dakota	0.04	0.00	0.03
Tennessee	0.62	0.26	0.53
Texas	3.32	12.27	5.66
Utah	0.07	0.00	0.05
Virginia	1.66	1.71	1.68
Washington	2.09	3.74	2.52
West Virginia	0.05	0.00	0.03
Wisconsin	0.48	0.00	0.35
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Range of Principal Balance ($)	ARM	Fixed	Total
25,000.01 - 50,000.00	1.57%	3.81%	2.16%
50,000.01 - 75,000.00	5.17	10.91	6.68
75,000.01 - 100,000.00	7.36	8.75	7.73
100,000.01 - 125,000.00	8.75	9.95	9.07
125,000.01 - 150,000.00	10.20	8.71	9.81
150,000.01 - 175,000.00	10.23	10.20	10.22
175,000.01 - 200,000.00	11.85	7.17	10.62
200,000.01 - 225,000.00	7.51	7.44	7.49
225,000.01 - 250,000.00	7.41	5.41	6.88
250,000.01 - 275,000.00	7.28	3.02	6.16
275,000.01 - 300,000.00	3.86	2.72	3.56
300,000.01 - 325,000.00	3.63	4.81	3.94
325,000.01 - 350,000.00	5.53	6.43	5.76
350,000.01 - 375,000.00	2.46	2.82	2.56
375,000.01 - 400,000.00	3.99	3.72	3.92
400,000.01 - 425,000.00	1.41	1.58	1.45
425,000.01 - 450,000.00	1.80	2.56	2.00
Total	100.00%	100.00%	100.00%

Mortgage Rates (%)	ARM	Fixed	Total
5.501 - 6.000	1.52%	0.00%	1.12%
6.001 - 6.500	0.44	0.45	0.44
6.501 - 7.000	3.72	19.68	7.90
7.001 - 7.500	7.19	9.78	7.87
7.501 - 8.000	20.46	21.02	20.61
8.001 - 8.500	16.46	14.71	16.00
8.501 - 9.000	21.69	15.27	20.01
9.001 - 9.500	8.63	7.99	8.47
9.501 - 10.000	10.40	4.43	8.84
10.001 - 10.500	4.05	1.94	3.49
10.501 - 11.000	2.97	1.77	2.65
11.001 - 11.500	1.16	0.91	1.09
11.501 - 12.000	0.75	0.80	0.76
12.001 - 12.500	0.39	0.80	0.50
12.501 - 13.000	0.17	0.34	0.21
13.001 - 13.500	0.00	0.11	0.03
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Remaining Months to Maturity	ARM	Fixed	Total
91 - 120	0.00%	0.31%	0.08%
151 - 180	0.00	9.91	2.60
211 - 240	0.00	2.86	0.75
271 - 300	0.00	0.76	0.20
331 - 360	100.00	86.16	96.38
Total	100.00%	100.00%	100.00%

Original Loan-to-Value Ratio	ARM	Fixed	Total
10.001 - 20.000	0.07%	0.21%	0.11%
20.001 - 25.000	0.04	0.22	0.09
25.001 - 30.000	0.06	0.29	0.12
30.001 - 35.000	0.11	1.50	0.47
35.001 - 40.000	0.44	1.09	0.61
40.001 - 45.000	0.32	0.28	0.31
45.001 - 50.000	0.67	2.40	1.12
50.001 - 55.000	1.49	3.44	2.00
55.001 - 60.000	2.27	2.12	2.23
60.001 - 65.000	3.60	7.57	4.64
65.001 - 70.000	6.78	9.79	7.57
70.001 - 75.000	16.73	13.13	15.78
75.001 - 80.000	25.76	31.56	27.28
80.001 - 85.000	16.06	11.28	14.81
85.001 - 90.000	22.25	14.82	20.30
90.001 - 95.000	3.36	0.30	2.56
Total	100.00%	100.00%	100.00%

Gross Margin (%)	ARM
4.750 - 4.999	1.25%
5.250 - 5.499	0.24
5.500 - 5.749	0.24
6.000 - 6.249	0.26
6.250 - 6.499	49.39
6.500 - 6.749	3.04
6.750 - 6.999	28.77
7.000 - 7.249	10.73
7.250 - 7.499	5.68
7.500 - 7.749	0.23
7.750 - 7.999	0.06
8.000 - 8.249	0.05
9.750 - 9.999	0.06
Total	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Maximum Mortgage Rates (%)			ARM
12.750	-	12.999	1.52%
13.250	-	13.499	0.44
13.500	-	13.749	0.19
13.750	-	13.999	3.31
14.000	-	14.249	0.78
14.250	-	14.499	3.37
14.500	-	14.749	4.67
14.750	-	14.999	18.28
15.000	-	15.249	1.51
15.250	-	15.499	8.21
15.500	-	15.749	9.57
15.750	-	15.999	18.02
16.000	-	16.249	2.11
16.250	-	16.499	6.08
16.500	-	16.749	3.47
16.750	-	16.999	8.65
17.000	-	17.249	0.62
17.250	-	17.499	2.35
17.500	-	17.749	2.04
17.750	-	17.999	2.14
18.000	-	18.249	0.41
18.250	-	18.499	0.72
18.500	-	18.749	0.39
18.750	-	18.999	0.48
19.000	-	19.249	0.16
19.250	-	19.499	0.19
19.500	-	19.749	0.19
19.750	-	19.999	0.13
	Total		100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Minimum Mortgage Rates (%)	ARM
5.750 - 5.999	1.52%
6.250 - 6.499	0.44
6.500 - 6.749	0.19
6.750 - 6.999	3.13
7.000 - 7.249	0.78
7.250 - 7.499	3.37
7.500 - 7.749	4.67
7.750 - 7.999	18.46
8.000 - 8.249	1.51
8.250 - 8.499	8.21
8.500 - 8.749	9.57
8.750 - 8.999	18.02
9.000 - 9.249	2.11
9.250 - 9.499	6.00
9.500 - 9.749	3.47
9.750 - 9.999	8.65
10.000 - 10.249	0.62
10.250 - 10.499	2.43
10.500 - 10.749	2.04
10.750 - 10.999	2.14
11.000 - 11.249	0.41
11.250 - 11.499	0.72
11.500 - 11.749	0.39
11.750 - 11.999	0.48
12.000 - 12.249	0.16
12.250 - 12.499	0.19
12.500 - 12.749	0.19
12.750 - 12.999	0.13
Total	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Month of Next Rate Adjustment	ARM
February, 2004	4.30%
March, 2004	44.68
April, 2004	46.64
March, 2005	2.95
April, 2005	1.43
Total	100.00%

FICO Scores	ARM	Fixed	Total
478 - 500	0.46%	0.00%	0.34%
501 - 550	18.45	9.92	16.22
551 - 600	31.97	14.98	27.52
601 - 650	33.62	33.47	33.58
651 - 700	12.19	26.72	15.99
701 - 750	2.48	9.04	4.20
751 - 800	0.83	5.65	2.09
801 - 806	0.00	0.24	0.06
Total	100.00%	100.00%	100.00%

Debt-to-Income Ratios (%)	ARM	Fixed	Total
0.01 - 10.00	0.33%	0.35%	0.33%
10.01 - 20.00	2.70	3.10	2.81
20.01 - 30.00	12.08	12.56	12.20
30.01 - 40.00	26.82	23.02	25.82
40.01 - 50.00	51.53	53.42	52.02
50.01 - 60.00	6.55	7.55	6.81
Total	100.00%	100.00%	100.00%

COLLATERAL TABLES FOR INITIAL MORTGAGE LOANS (continued)

Credit Grade	ARM	Fixed	Total
A+	57.71%	52.94%	56.46%
A+MO	2.68	1.45	2.36
A-	18.21	8.94	15.78
A-MO	0.40	0.21	0.35
B	13.02	4.89	10.89
C	4.47	1.24	3.63
C-	0.90	0.32	0.75
C-HS	0.32	0.20	0.28
Unavailable	2.30	29.82	9.51
Total	100.00%	100.00%	100.00%

Source	ARM	Fixed	Total
Wholesale	79.94%	61.33%	75.06%
Retail	13.89	35.90	19.66
Correspondent	5.93	2.48	5.02
Concurrent	0.24	0.30	0.26
Total	100.00%	100.00%	100.00%

Days Delinquent	ARM	Fixed	Total
0 - 29	99.07%	99.81%	99.26%
30 - 30	0.93	0.19	0.74
Total	100.00%	100.00%	100.00%

Prepayment Penalty Months	ARM	Fixed	Total
0	13.36%	24.13%	16.18%
12	3.34	1.44	2.84
24	79.60	16.62	63.11
36	3.31	13.37	5.95
42	0.00	0.55	0.14
48	0.12	0.22	0.15
60	0.26	43.67	11.63
Total	100.00%	100.00%	100.00%

Documentation	ARM	Fixed	Total
Full	49.98%	69.83%	55.18%
Stated	42.09	22.98	37.08
Limited	7.93	7.19	7.74
Total	100.00%	100.00%	100.00%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Asset Backed Securities Group

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MBS/ABS Trading

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